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                              April 21, 2021

       Jesse Prince
       Chief Executive Officer
       HappyNest REIT, Inc.
       132 East 43rd St., Suite 441
       New York, NY 10017

                                                        Re: HappyNest REIT,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed March, 25,
2021
                                                            File No. 024-10928

       Dear Mr. Prince:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 1 Filed March, 25, 2021

       Important Information About This Offering Circular
       Explanatory Note, page iii

   1. We note the statement on page ii that you "inadvertently neglected" to file a post-
                                                        qualification amendment
pursuant to Rule 252(f)(2) at least 12 months after your
                                                        qualification date to
include the required financial statements as of such date. Please tell us whether you
suspended offers and sales of your securities under this offering statement and, if so, the date(s)
that you took such actions.
   2.                                                   We note the statement
on the cover page to changes to NAV being accomplished
                                                        through "the most
recent publicly announced purchase price." Please advise us of your understanding with
respect to filing supplements and post-qualification amendments for changes to the NAV.
 Jesse Prince
FirstName
HappyNestLastNameJesse  Prince
             REIT, Inc.
Comapany
April       NameHappyNest REIT, Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
Principal Stockholders, page 76

3. Please revise to clarify the beneficial ownership of your Sponsor which is identified as being jointly owned and controlled by "Messrs. Prince and Sessa" in footnote (2) and on page 65, whereas disclosures on pages 40 and 62 suggest Mr. Prince exercises complete control of your Sponsor and Advisor. In this regard, we note you deleted the qualifier on page 62 that "[t]ogether with Mr. Leonardo Sessa" Mr. Prince has direct ownership and control of your Sponsor. Please also disclose Mr. Leonardo Sessa's current affiliation with you, your Sponsor or Advisor as we note that your website still identifies Mr. Sessa as part of your Leadership Team despite various references to him being removed throughout your offering circular.
Index to Financial Statements, page F-1

4. Please provide audited financial statements for your most recently completed fiscal year prior to qualification. Refer to Part F/S (b)(3)(A) of Form 1-A for guidance. Please make corresponding revisions to your Management's Discussion and Analysis beginning on page 93.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or James Lopez at
(202) 551-
3536 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Morris F. DeFeo, Jr.